Exhibit 99.2

NICE Expands Partnership with Google, Adding CXone to the Chrome Enterprise
Recommended Program

 NICE announces CXone compatibility with the Chrome OS ecosystem

Hoboken, N.J., February 3, 2022 – NICE (Nasdaq: NICE) today announced the expansion of its partnership with Google and the optimization of CXone, the world’s #1 cloud native customer experience platform, for Chrome OS. Joining Google’s Chrome Enterprise Recommended program, CXone, NICE’s secure, scalable and rapidly deployable platform, now meets the technical bar set by Google to be considered as an optimized solution for devices across the Chrome OS ecosystem for use in contact centers.

Organizations using Chrome OS devices can now tap into CXone, the premier CX platform, and benefit from efficient work-from-anywhere capabilities to ensure extraordinary agent and customer experiences. Chrome OS users can leverage CXone’s enterprise-grade platform with its unified suite of CX applications including AI-powered conversational self-service, knowledge management, AI-powered omnichannel contact routing (ACD), Interactive Voice Response (IVR), Predictive Dialer, Workforce Engagement, CX Analytics, and more. Both NICE CXone and Chrome OS comprise of the efficient, flexible and scalable infrastructure necessary to power a remote workforce that can be onboarded rapidly and efficiently and serve customers across conventional and digital channels from any place and at any time.

Paul Jarman, CEO, NICE CXone, commented, “This expansion of our partnership with Google reaffirms NICE’s commitment to bringing exceptional, next-gen, digitally fluent experiences to organizations and their agents on an operating system of their choice.  With CXone, organizations on Chrome have a platform that’s proven to be mission-critical in supporting millions of interactions for both trusted global brands as well as small and medium businesses. We’re proud to be an enabler for innovation that drives CX to new heights of excellence in the Chrome OS ecosystem.”

Thomas Riedl, Director of Product for Chrome OS Enterprise and Education, said, “We are dedicated to bringing the best experience for contact center agents and IT administrators to Chrome OS, and in that spirit are excited to welcome NICE CXone to our Chrome Enterprise Recommended ecosystem.”

Chrome OS is a cloud-first, easy-to-manage operating system that can secure and optimize contact centers while supporting remote agents. Additionally, the Chrome OS team recently launched the contact center solution track for the Chrome Enterprise Recommended program. Learn more about Chrome Enterprise Recommended here.

NICE CXone has been recognized as a leader by top analyst firms including Gartner in its Magic Quadrant for Contact Center as a Service and Magic Quadrant for Workforce Engagement Management. Ventana Research also acknowledged NICE as the Overall Exemplary Leader in its 2022 Value Index for Agent Management as well as a Leader in Contact Center in the Cloud Value Index.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.